CORRESP for the SEC letter of the Registration Satement on Form S-1

Achison INC
CIK: 0001672571
3906 Main Street, 207
Flushing, NY11354

March 24, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, DC 20549

Attention:
     Folake Ayoola
     Stacie Gorman
     Paul Cline
     Wilson Lee

Re: Achison Inc
    Amendment No. 7 to Registration Satement on Form S-1
    Filed February 15, 2017
    File No. 333-211051

The follow contents are in response to the SEC letter on March 13, 2017 for the Registration Satement on Form S-1:

General

1. We note your response to our prior comments 1, 2 and 11, and your disclosure in the prospectus summary and in the liquidity section that Lansdale is a holding company. Please supplementally tell us the entities owned by Lansdale. Also clarify whether Lansdale is your parent company and if it holds or intends to hold sufficient shares to become your parent company. In this regard, we note your disclosure in the liquidity section that Lansdale Inc. will resell some of your shares after two years.

Please see the amended contents of the Prospectus Summary 4 on page 6 of Form S-1/A on March 24, 2017.

Prospectus Cover Page

2. We note your disclosure that the offering will end 29 days after the registration statement is effective. Please tell us the basis for this time frame, including how you intend to sell 99.9 billion shares within 29 days. In this regard, we remind you of the undertaking in Item 512(a)(3), which requires you to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. Alternatively, refer to Rule 415(a)(2) for guidance in setting the appropriate time frame.

Please see the amended contents of the Prospectus Cover Page 8 on page 3 of Form S-1/A on March 24, 2017.

Prospectus Summary, page 6

3. We note your response to our prior comments 11 and 15. Please revise paragraph 3 to state that you will reimburse Blueville, Inc. and clarify the amount owed to date. Also, revise your disclosure in the "Other Expenses of Issuance and Distribution" section to indicate, if true, that the $13,800 will be reimbursed.

Please see the amended contents of the Prospectus Summary 3 on page 6 of Form S-1/A on March 24, 2017.

Exhibit 5, Legal Opinion

4. We refer to paragraph 6 of the opinion where counsel assumes that the issuance and delivery of the Registered Securities will not violate any applicable law, rule or regulation to which the company is subject. It is inappropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please ask counsel to revise the opinion to delete this assumption. Refer to the Division of Corporation Finance's Staff Legal Bulletin No. 19 for guidance.

Please see the amended contents of the Exhibit 5, Legal Opinion of Form S-1/A on March 24, 2017.

5. We note your response to our prior comment 18. Assumption (vii) in paragraph 7 continues to assume that you have a sufficient number of authorized shares as of the date of the opinion. Please have counsel revise the legal opinion to delete the assumption and to clarify separately that, as of the date of the opinion, you have a sufficient number of authorized shares. Refer to the Division of Corporation Finance's Staff Legal Bulletin No. 19 for guidance.

Please see the amended contents of the Exhibit 5, Legal Opinion of Form S-1/A on March 24, 2017.

Wanjun Xie
Wanjun Xie

President
Achison Inc
Date: March 24, 2017